
April 3, 2019

Tran Nguyen
Chief Operating Officer and Financial Officer
Prothena Corporation plc
Adelphi Plaza
Upper George's Street
Dún Laoghaire
Co. Dublin, A96 T927, Ireland

> **Re: Prothena Corp plc**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed February 26, 2018**
> **Form 10-Q for the Quarterly Period Ended September 30, 2018**
> **Filed November 6, 2018**
> **File No. 001-35676**

Dear Mr. Nguyen:

We have reviewed your January 22, 2019 response as supplemented by your February 28, 2019 response to our comment letter and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 19, 2018 letter.

Form 10-Q for the Quarterly Period Ended September 30, 2018

Item 1. Financial Statements (unaudited)
Notes to the Condensed Consolidated Financial Statements
8. Significant Agreements
Celgene Collaboration Agreement, page 18

1.   Please propose revised disclosure that:
   • articulates consistently when Celgene would have "decision making authority over

development activities and all regulatory, manufacturing and commercialization activities in the U.S." We note that the first paragraph of the *Overview* section indicates this occurs upon Celgene's exercise of the option to acquire U.S. Rights whereas the first paragraph of *the Celgene U.S. and Global Rights and Licenses* section indicates this occurs "following Phase 1."

- clarifies whether the exclusive license to develop and commercialize that Celgene will receive upon exercise of its options for U.S. Rights and Global Rights includes the right to manufacture.
- quantifies the regulatory and commercial milestones per program the Company is eligible to receive after Celgene's exercise of U.S. Rights.

2. Please analyze for us whether your contract with Celgene includes one or more implied promises by Prothena to perform research and development services prior to the filing of an IND. We make this request because your response appears to be limited to whether an explicit promise exists, nonetheless promises may be implied by an entity's customary business practices, published policies or specific statements (ASC 606-10-25-16); implied promises need not be enforceable at law (ASC No. 2014-09 BC87); and the illustrative statements below appear to imply such a promise.

    - *"And that's essentially the way we kind of move that into the R&D. So again to reiterate, we're responsible for research and development through Phase I. So to be clear, that includes CMC, that includes regulatory, basically every other function in there."* – March 20, 2018 Prothena Corporation PLC Neuroscience R&D Collaboration Investor Call
    - *"Prothena will lead and have final decision-making authority over all programs through Phase I, unless Celgene elects otherwise at its expense."* - March 20, 2018 Prothena Corporation PLC Neuroscience R&D Collaboration Investor Call
    - *"And as you may recall, Prothena is responsible for the execution of these programs through the preclinical and early clinical stages, dependent upon various clinical option exercise [indiscernible] by Celgene."* –Q4 2018 Earnings Transcript
    - *"... this collaboration provides Prothena the opportunity to work with a premier scientific partner and the resources and flexibility to advance these programs while continuing to expand our proprietary discovery activities ...."* March 20, 2018 Press Release.
    - *"For Prothena, it offers the opportunity to work with a premier scientific partner with complementary biological expertise and also provides the resources and flexibility to advance in parallel both the programs within the scope of this collaboration as well as our proprietary discovery activities..."* March 20, 2018 Press Release.
    - *"...from the Prothena side, this provides an opportunity to accelerate and expand our discovery activities and to do it with expertise and input that we may not otherwise have access to. And so from our perspective, being able to work with a scientific team is actually quite attractive. And obviously from a resource perspective, we do think that this not only advantages the collaboration but advantages our discovery organization beyond the collaboration as well. So we actually see this as an*

> *opportunity to accelerate things that we were looking forward to working on. And actually these are targets that were obviously high on our list and we were doing an extensive amount of work on in any event."* - March 20, 2018 Prothena Corporation PLC Neuroscience R&D Collaboration Investor Call

3. With respect to your assertion that the license rights conveyed to Celgene are not material in the context of the contract, please reconcile for us why the following rights granted to Celgene would nonetheless not be viewed as important by Celgene.

- right to access intellectual property for six years through the requirement to be notified on a regular basis of the Company's ongoing research activities, material developments, and new material data or information (see for example Section 2.2.2.a. and b.)
- right to use the Company's licensed intellectual property to conduct its activities and perform its obligations under the Agreement (see for example Section 7.1.1)
- right to use the Company's licensed intellectual property for six years for purposes other than evaluating whether to exercises its option (see for example Section 2.9.1)
- right to use for research and development purposes (see page PRTA 1003 of your January 22, 2019 response).

4. Please reconcile for us the statements in your most recent disclosure in Note 8 to the financial statements included in your December 31, 2018 Form 10-K that the options for U.S. Rights and Global Rights represent material rights and the Company's conclusion that it does not have a material distinct performance obligation at the inception of the Collaboration Agreement. In your reply, please provide your analysis as to whether one or more material rights exists, including whether the exercise price of each option reflects the standalone selling price for the goods and services subject to each option and how you made that determination.

5. Please consider updating your analysis of the performance obligations in the contract based on your responses to the foregoing comments.

6. Tell us how you considered the guidance in ASC 730-20 in accounting for this arrangement.

You may contact Tabatha McCullom at 202-551-3658 or Frank Wyman at 202-551-3660, if you have any questions regarding the comments.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance